SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVILION BANCORP, INC.
(Name of Subject Company (Issuer))

PAVILION BANCORP, INC. (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

703840108
(CUSIP Number of Class of Securities)

Mr. Douglas L. Kapnick
Chairman of the Board
Pavilion Bancorp, Inc.
135 East Maumee Street
Adrian, Michigan 49221
(517) 265-5144
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

Mr. Harvey Koning
Varnum, Riddering, Schmidt & Howlett, LLP
333 Bridge Street N.W.
Grand Rapids, Michigan 49504
(616) 336-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$8,502,912	$1,001

*	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 128,832 shares, no par value, at the tender offer price of $66.00 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☑      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,001 Form or Registration No.: Schedule TO	Filing Party: Pavilion Bancorp, Inc. Date Filed: April 12, 2005

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐      third-party tender offer subject to Rule 14d-1.
     ☑      issuer tender offer subject to Rule 13e-4.
     ☐      going-private transaction subject to Rule 13e-3.
     ☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO
Items 1,2, 4 and 7.
Item 11. Additional Information.
SIGNATURES

SCHEDULE TO

INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 12, 2005 (the “Schedule TO”) by Pavilion Bancorp, Inc., a Michigan corporation (the “Company”), relating to the offer by the Company to purchase up to 128,832 shares of its common stock, no par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn. The Company is offering to purchase these Shares at a price of $66.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated April 12, 2005, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Amendment No. 1 to the Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer is incorporated in this Amendment No. 1 to the Tender Offer Statement on Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1,2, 4 and 7.

     Items 1,2,4 and 7 of the Schedule TO are hereby amended and supplemented as follows:

     1.      The third paragraph of the “Summary” section on page iii of the Offer to Purchase is amended by replacing the date “April 5, 2005” with the date “April 11, 2005” and by replacing the price “$53.00” with the price “$55.00”.

     2.      The third bullet point of the “Material Adverse Change Condition” subsection of Section 7 on page 12 of the Offer to Purchase is deleted in its entirety.

     3.      The last line of the Price Range Chart on page 14 under the section “Price Range of Shares; Dividends” of the Offer to Purchase is amended to read as follows: “2nd Quarter (through April 11, 2005) . . . . . . 55.00 53.00 —(1)”.

     4.      The first sentence on page 14 under the section “Price Range of Shares; Dividends” of the Offer to Purchase is amended to read as follows: “On April 11, 2005, a date close to the date of this document, the closing price of our common stock on the OTC Bulletin Board was $55.00.”

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented as follows:

     1.      The fifth paragraph on page 3 of the Letter of Transmittal is amended by deleting the phrase “The undersigned understands that” from the beginning of the paragraph so that it reads in its entirety as follows:

     Tenders of Shares pursuant to any one of the procedures described in Section 3 or 4 of the Offer to Purchase and in the Instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer, including the undersigned’s representation and warranty that (i) the undersigned has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Company’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

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     2.      The sixth paragraph on page 3 of the Letter of Transmittal is amended by deleting the phrase “The undersigned understands that all” from the beginning of the paragraph and the phrase “The undersigned understands that” from the beginning of the second sentence of the paragraph so that it reads in its entirety as follows:

     Shares properly tendered and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer, including its proration and conditional tender provisions, and that the Company will return all other Shares, including Shares not purchased because of proration and Shares that were conditionally tendered and not accepted. Tenders of Shares pursuant to any one of the procedures described in Section 3 or 4 of the Offer to Purchase and in the instructions hereto will constitute an agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     3.      The seventh paragraph on page 3 of the Letter of Transmittal is amended by deleting the phrase “The undersigned recognizes that” from the beginning of the paragraph so that it reads in its entirety as follows:

     Under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 12, 2005*
(a)(1)(ii)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9)*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients*
(a)(1)(vi)	Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies*
(a)(1)(vii)	Letter to Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan*
(a)(1)(viii)	Trustee Direction Form for Shares Held by Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan*
(a)(1)(ix)	Letter to Shareholders of Pavilion Bancorp, Inc., dated April 12, 2005, from Douglas L. Kapnick, Chairman of the Board of Pavilion Bancorp, Inc.*
(a)(1)(x)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(xi)	Press Release issued by Pavilion Bancorp, Inc., dated April 11, 2005*
(a)(1)(xii)	Questions and Answers about the Offer of Pavilion Bancorp, Inc. to Purchase its Common Stock, dated April 12, 2005*
(a)(1)(xiii)	Questions and Answers about the Offer of Pavilion Bancorp, Inc. to Purchase its Common Stock With Respect to Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan, dated April 12, 2005*
(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)	None
(b)	None
(d)(1)(i)	2004 Pavilion Bancorp, Inc. Dividend Reinvestment Plan and Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement on Form S-3D, filed with the Securities and Exchange Commission on February 10, 2004)
(d)(1)(ii)(A)	Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)*
(d)(1)(ii)(B)	Amendment No. 1 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)*
(d)(1)(ii)(C)	Amendment No. 2 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings

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Plan (1997 Restatement)*
(d)(1)(ii)(D)	Amendment No. 3 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)*
(g)	None
(h)	None

*	Previously filed with the Schedule TO on April 12, 2005 .

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVILION BANCORP, INC.
By:	/s/ Pamela S. Fisher
Pamela S. Fisher
Executive Vice President and Chief Operating Officer

Dated: April 22, 2005

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